July 28, 2008

Jeanne Bennett
Staff Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	ArthroCare Corporation (the “Company) Form 8-K, Item 4.02(a) Filed July 21, 2008 (File No. 0-27422)

Dear Ms. Bennett:

I am responding to the comment letter dated July 22, 2008 from the staff of the Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing.

For ease of reference, we have set forth your comment in italics and the Company’s response below.

1. We note that your financial statements should no longer be relied upon. Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so. Please address both the quarterly and annual periods affected.

As discussed with Brian Cascio today, the Company’s management is in the process of restating the financial statements for the annual periods ended December 31, 2006 and December 31, 2007 as well as the third and fourth quarters of 2006, all the quarters of 2007 and the first quarter of 2008.  Management is unable to predict when the restatement will be competed or when the audit of the restated annual periods and the SAS 100 review of the restated quarterly periods will be completed. The Company does plan to file restated financial statements.  Within three weeks of when the Company is in a position to do so, the Company’s management has authorized Latham & Watkins LLP to submit a letter to the Division's Office of Chief Accountant requesting a waiver from the requirement to file amendments to the Form 10-K for the year ended December 31, 2006 and for each of the Forms 10-Q for the third and fourth quarters of 2006 and each of the quarters of 2007.  If the waiver is granted by the Staff, the Company would file a comprehensive Form 10-K/A for the year ended December 31, 2007, which would include the audit for the restated financial statements for 2006 and 2007, as well as an unaudited footnote containing the quarterly financial information in compliance with Article 10 of Regulation S-X, as well as complying with the other requirements that the Staff may have with respect to granting such a waiver. The Company would also file a Form 10-Q/A for the quarter ended March 31, 2008 in addition to the Form 10-K/A.  In the event that the Company does not obtain a waiver from the Staff as described above, it would file an amended Form 10-K and amended Forms 10-Q for each of the periods being restated.  At the time that the waiver request is submitted to the Office of Chief Accountant of the Division, copies will be furnished to Jeanne Bennett and Brian Cascio.

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If the Staff would like to discuss this comment further, please call John Huber of Latham & Watkins LLP at 202-637-2242.

Sincerely,

/s/ Michael Gluk
Michael Gluk
Senior Vice President and Chief Financial Officer

cc:	Brian Cascio, Accounting Branch Chief Michael A. Baker, Chief Executive Officer, ArthroCare Corporation John J. Huber, Esq., Latham & Watkins LLP